Mail Stop 4561

April 25, 2008

Mr. Jeffrey H. Schwartz
Chairman, Chief Executive Officer and Trustee
ProLogis
4545 Airport Way
Denver, CO 80239

       Re: **ProLogis**
              Form 10-K for the year ended December 31, 2007
              Filed February 28, 2008
              Form 10-K/A for the year ended December 31, 2007
              Filed March 17, 2008
              Definitive Proxy Statement on Schedule 14A
              Filed March 25, 2008
              File No. 1-12846

Dear Mr. Schwartz:

We have read your response letter dated April 9, 2008 and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Same Store Analysis, page 38

1. We note your response to our prior comment 2 requesting additional time to respond. Please provide your response within 10 business days. In a phone conversation you indicated that the registrant would not be able to respond until the third quarter. If you cannot respond before the filing of your next periodic

report please do not include this disclosure until you meet the requirements of 10(e) of Regulation S-K.

<u>Definitive Proxy Statement on Schedule 14A</u>

2. We note your responses to comments 6 and 7 and the company's intention to provide more detailed disclosure in future filings. Please provide us with more guidance as to the specific type of disclosure you intend to add in response to each comment, including examples and/or charts where applicable.

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Please respond to these comments within 10 business days by filing your response letter on EDGAR or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Byron Cooper at (202) 551-3473 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief